SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        For the month of: September 2002

                                    ABB Ltd
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               (Exact name of registrant as specified in charter)

                                      N/A
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                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111
                                                     --------------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F
                               ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                         ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company") announcing Jurgen Dormann's appointment as President and Chief Executive Officer of the Company.

Press Release

For your business and technology editors

New leadership at ABB

ABB Board of Directors appoints Jurgen Dormann president and CEO

Zurich, Switzerland, Sept. 5, 2002 - ABB's Board of Directors today announced that Jurgen Dormann, Chairman of the Board, will assume operational leadership of the ABB Group with immediate effect, aiming to speed up effective implementation of the company strategy.

Jorgen Centerman has resigned as ABB president and CEO, and as a member of the ABB Board of Directors.

Dormann said that under his leadership, ABB will continue to concentrate on its core activities in the fields of power and automation technologies.

"ABB will take advantage of its excellent market positions, customer relationships and sales organizations," Dormann said. "We will energize our teams to better capitalize on these strengths, speed up implementation and increase the effectiveness in executing our strategy."

Dormann added: "At the same time, we will work hard to rebuild investors' confidence, with a strong emphasis on improving operational performance and transparency."

Dormann has been a member of the ABB Board of Directors since 1998 and its chairman since November last year. He also chairs the Supervisory Board of Aventis, the pharmaceutical group he formed and refocused as Chairman of the Management Board. Aventis was formed in the cross-border merger of Rhone-Poulenc and Hoechst, the German group which Dormann restructured in his years as its CEO prior to the merger.

ABB will host a conference call for media at 1815 CET today, 5 September, 2002. If you wish to listen, call: +41 91 610 41 11 (Europe and rest of world).

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies operates in more than 100 countries and employs about 150,000 people.
For more information please contact:

Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3804
Thomas Schmidt                                 Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                           USA: Tel. +1 203 750 7743
Fax: +41 43 317 6494                           investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ABB LTD

Date:  September 5, 2002                   By:       /s/  BEAT HESS
                                              ---------------------------------
                                              Name:  Beat Hess
                                              Title: Group Senior Officer



                                           By:        /s/ HANS ENHORNING
                                              ---------------------------------
                                              Name:  Hans Enhorning
                                              Title: Group Vice President